April 17, 2014

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, DC 20549

RE: Form S-1

Request for Withdrawal of Registration Statement (RW)

Filed on March 19, 2010
               Commission File No. 333-165601

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Allies Ltd., a Nevada Corporation ("the Company") hereby request that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrants’ Registration Statement on Form S-1, File 333-165601 filed on March 19, 2010 (File No. 333-165601) together with all exhibits, collectively, the Registration Statement together with all exhibits thereto (the "Registration Statement").

The Company is requesting withdrawal of the Registration Statement due to the Company’s decision not to proceed with the Registration Statement at this time. The Registration Statement was not declared effective by the Commission under the Act.

The Registrant confirms that no securities were sold in the registered offering, neither the Registrant nor any person acting on behalf of the Registrant will commence a private offering of securities earlier than 30 calendar days after the effective date of withdrawal of the Registration Statement under Rule 477, and, if and when a private offering is made, the Registrant will, in accordance with Rule 155(c) under the Act, notify each offeree in the private offering that the offering is not registered under the Act, the securities issued pursuant to the private offering will be "restricted securities" [as that term is defined in Rule 144(a)(3)] and may not be resold unless they are registered under the Act or an exemption from registration is available, purchasers in the private offering do not have the protection of Section 11 of the Act and a registration statement for the abandoned offering was filed and withdrawn, specifying the effective date of the withdrawal. In addition, any disclosure document hereafter used in a private offering by the Registrant shall disclose any changes in the Registrant's business or financial condition that have occurred after the Registrant filed the Registrant Statement (and any amendments thereto) that are material to the investment decision in the private offering.

Should you have any questions regarding this matter, please do not hesitate to contact me

(402) 587 7742. Thank you for your attention to this matter.

Respectfully yours,

Allies Ltd.

By: /s/ Theodore Pysh

Theodore Pysh

Chief Executive Officer, President, Secretary, Chief Financial Officer, Treasurer, Principal Accounting Officer and Director

Allies Ltd. 1015 N. 98th St., Omaha, Nebraska 68114